SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Bellicum Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

079481107

(CUSIP Number)

Not Applicable

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	[Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No.    079481107

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,032,313
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,032,313
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,032,313
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.2% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Based on 33,078,089 shares of common stock outstanding as of March 31, 2017, based upon information obtained from the Issuer on April 10, 2017.

Page 2 of 10 Pages

CUSIP No.    079481107

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,032,313
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,032,313
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,032,313
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.2% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Based on 33,078,089 shares of common stock outstanding as of March 31, 2017, based upon information obtained from the Issuer on April 10, 2017.

Page 3 of 10 Pages

CUSIP No.    079481107

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,032,313
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,032,313
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,032,313
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.2% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 33,078,089 shares of common stock outstanding as of March 31, 2017, based upon information obtained from the Issuer on April 10, 2017.

Page 4 of 10 Pages

CUSIP No.    079481107

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,032,313
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,032,313
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,032,313
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.2% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 33,078,089 shares of common stock outstanding as of March 31, 2017, based upon information obtained from the Issuer on April 10, 2017.

Page 5 of 10 Pages

Schedule 13G

Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”) have previously filed reports on Schedule 13D.  As of the date hereof, the Reporting Persons hold securities of Bellicum Pharmaceuticals, Inc. (the “Issuer”) in the ordinary course of business without the purpose of or with the effect of changing or influencing the control of the Issuer and do not hold such securities in connection with or as a participant in any transaction having that purpose or effect.

The Reporting Persons’ previous filings on Schedule 13D should not be deemed an admission that the Reporting Persons previously held securities of the Issuer otherwise than in the ordinary course of business without the purpose of or with the effect of changing or influencing the control of the Issuer or that the Reporting Persons previously held such securities in connection with or as a participant in any transaction having that purpose or effect.

Item 1(a)	Name of Issuer:

Bellicum Pharmaceuticals, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2130 W. Holcombe Blvd., Ste. 800

Houston, Texas 77030

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by the Adviser, the Adviser GP, Felix J. Baker and Julian C. Baker (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

Item 2(c)	Citizenship:

The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Page 6 of 10 Pages

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e)	CUSIP Number

079481107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein reference. Certain securities of the Issuer are directly held by each of Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”) and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”). The information set forth below is based upon 33,078,089 shares of Common Stock outstanding as of March 31, 2017, based on information obtained from the Issuer on April 10, 2017. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Page 7 of 10 Pages

Name	Number of Shares of Common Stock we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	434,760	1.3%
Baker Brothers Life Sciences, L.P.	4,527,089	13.7%
14159, L.P.	70,464	0.2%
Total	5,032,313	15.2%

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities of the Issuer held by each of the Funds, and this Schedule 13G shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or dispositive power with respect to such securities.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information in Item 4 is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information in Item 4 is incorporated herein by reference.

Page 8 of 10 Pages

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2017

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Page 10 of 10 Pages